Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-286937) and related Prospectus of Summit Hotel Properties, Inc. for the registration of $500,000,000 of common stock, preferred stock, debt securities, warrants and units, and 12,940,877 shares of common stock underlying OP units, and to the incorporation by reference therein of our reports dated February 24, 2025, with respect to the consolidated financial statements of Summit Hotel Properties, Inc., and the effectiveness of internal control over financial reporting of Summit Hotel Properties, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Austin, Texas
February 25, 2026